UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

APOLLO GROUP, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Class A Common Stock, no Par Value
(Title of Class of Securities)

037604105
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Joseph L. D’Amico
Chief Financial Officer
Apollo Group, Inc.
4615 East Elwood Street
Phoenix, Arizona 85040
(480) 966-5394
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
S. James DiBernardo, Esq.
Jill Mather Bartow, Esq.
Morgan, Lewis, & Bockius LLP
Two Palo Alto Square
Palo Alto, California 94306
(650) 843-4000
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	Not applicable.
	Form or Registration No.:	Not applicable.
	Filing party:	Not applicable.
	Date filed:	Not applicable.

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third party tender offer subject to Rule 14d-1.

	☑	issuer tender offer subject to Rule 13e-4.

	☐	going-private transaction subject to Rule 13e-3.

	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

ITEM 12.                   EXHIBITS.

(a)(2)	Email to Current Employees re Resumption of Stock Option Exercises and Possible Tender Offer for Post-2004 Vested Options.
IMPORTANT INFORMATION
This filing is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer to amend or replace eligible options to purchase shares of Class A common stock of Apollo Group, Inc. (the “Company”) described in this filing has not commenced. At the time the expected tender offer has commenced, the Company will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) and will notify anyone to whom the tender offer is directed. The Company will deliver the tender offer documents to all affected option holders when the tender offer commences. These documents will also be available at no charge at the SEC’s website at www.sec.gov.